December 30, 2008


Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549


Re: Form 10-KSB for the year ended December 31, 2007 and
    Form 10-Q for the quarters ended March 31, 2008, June 30,2008 and September 30, 2008 for
    AEI Real Estate Fund XVIII Limited Partnership - File No.000-18289 AEI Net Lease Income & Growth Fund XIX Ltd Partnership -
    File No. 000-19838


Dear Ms. LaMothe:

This letter will respond to the comment contained in your letters dated December 18, 2008 for the above registrants. Since the letter for each of the registrants contains the same comment and the registrants use the same accounting and reporting procedures, we have responded to your comments in one letter for the registrants. A copy of the letter was filed as correspondence on EDGAR for each registrant.

Response to Comment

We will amend the filings referenced above for each registrant to file certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-B. We are specifically adding introductory language referring to internal control over financial reporting in paragraph 4 and are adding paragraph 4(b).

In connection with this response, the registrants acknowledge the following:

     the registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at 651-225-7738.

Sincerely,


Patrick W. Keene
Chief Financial Officer
Managing General Partner of the Limited Partnerships



cc:  Jaime John - SEC via fax